Vision Global Solutions Inc.
                           455 Notre Dame Street East
                                Montreal, Quebec,
                                 Canada H2Y 1C9


December 22, 2005

Securities and Exchange Commission
450 Northwest Avenue
Washington D.C.
20549-0304


      RE:   Vision Global Solutions Inc.
            Form 10-KSB for Fiscal Year Ended March 31, 2005
            Filed: July 19, 2005
            File No. 000-3114
            Attn: Brent Skinner, Christine Davis, Mark Kronforst.

Dir Sir/Madam:

      1. We note that your principal office is located in Quebec, Canada and your auditors are located in Hollywood, Florida. We generally believe that there should be a logical relationship between the location from which the audit report is rendered and the location of a registrant's corporate offices or place where the registrant conducts its principal operations. Please explain to us why you have engaged auditors located in Florida and indicate whether they are licensed to practice in Quebec.

            Answer: Vision Global Solution Inc. is a Nevada Corporation having its office located in Quebec, Canada.. Being a reporting issuer in the United States, management believes that U.S. auditors would best serve the accounting principals generally accepted in the United States and by the Securities and Exchange Commission. Furthermore, we also retain the services of a Canadian audit firm Kosseim Labrie Inc. who are licensed to practice in Quebec and who work with the U.S. auditors. The audit of the Company's financial statements was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States. These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule SX 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant's residence or principal office. The rule is silent as to whether or not the accountant's state or country of licensure must coincide with the location of the registrant's corporate offices or place where the registrant conducts its principal operations.

Consolidated Balance Sheet

      2. We note that you have recorded a note payable to a related party. Please tell us how you have considered the disclosure requirements of paragraph 2 of SEAS 57.

            Answer: The Company will amend the 10-KSB and re-file to include the disclosure requirements of SFAS 57 Related Party Disclosures.

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      3.    We note that you have classified your mandatorily redeemable preferred stock as a liability within your balance sheet. Explain to us why you believe such classification is appropriate and refer to the authoritative guidance that supports your accounting. Additionally, tell us how you have considered the disclosures required by SFAS 129.

            Answer: The mandatorily redeemable preferred stock has been classified in our balance sheet as a liability because it is a loan that the Company received from Investment Quebec, a governmental agency who aids companies operating in the Province of Quebec, Canada to pursue research and development. This loan was differed and guaranteed by the redeemable preferred shares no per value 3% cumulative dividends due beginning April 2008. The Company has adopted SFAS 150 - Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and would also qualify as "Preferred Stocks Subject to Mandatory Redemption Requirements or Whose Redemption is Outside the Control of the Issuer" as defined by Accounting Series Release ("ASR") No. 268 - Redeemable Preferred Stocks.


Consolidated Statement of Stockholders' Deficit

      4. We note that you have issued a significant number of shares as compensation for services. Please identify the recipients of these shares and explain to us the nature and timing of the services received. In addition, explain to us how you have accounted for these transactions and refer to the authoritative guidance that supports your accounting.

            Answer: The compensation was to outside consultants as disclosed in our Form S-8, filed on March 16, 2005. The services were rendered prior to the issuance and were contractually to be rendered subsequent to the date of issuance. Services included financial and business consulting services which would include evaluating various business strategies and recommending changes where appropriate and also critically evaluate Vision Global's performance in view of its corporate planning and business objectives, including but not limited to: Corporate Planning--(a) develop an in-depth familiarization with the issuer's business objectives and bring to its attention potential or actual opportunities which meet those objectives or logical extensions thereof, (b) alert the issuer to new or emerging high potential forms of product and distribution which could either be acquired or developed internally, (c) comment on the issuer's corporate development including such factors as position in competitive environment, financial performances vs. competition, strategies, operational viability, etc., and (d) identify prospective suitable merger or acquisition candidates for the issuer, perform appropriate diligence investigations with respect thereto, advise the issuer, with respect to the desirability of pursuing such candidates, and assist the issuer in any negotiations which may ensue there from.

            The Company valued the issuances at there fair market value on the date of issuance in accordance with SFAS 123.

Notes to Consolidated Financial Statements

Note 1 -- Summary of Accounting Policies Revenue Recognition

      5. We note that you indicate, within your MD&A, that services are always included in the sate of software and represent installation, consulting, training and specific modifications to the software required by the customer. We further note that you recognize revenue in accordance with SOP 814 when, the software requires significant consultation and customization or modification of the software. However, your revenue recognition policy, as described within your financial statements, does not appear to be consistent with these disclosures. Please describe your typical arrangements to us in more detail and explain to us how you recognize the related revenue. In addition, reconcile your disclosures within your MD&A and your financial statements regarding revenue recognition.

            Answer: Yes, services are included in the sale of the Software and represent installation, consulting, training and specific modifications to the software when requested by the customer.

            The Software sold to our customers is a standard version much like an out of the box software ready to be used as it is. This standard version is the product which is purchased by the customer. This revenue is recognized only once it is delivered and installed on the customer's server.

            Consulting and training services may for part of the contract in cases where the customer lack internal I.T. people or when they decide not to retain services of a 3rd party. These services are recognized when they have been rendered.

            Considering that the customer purchases a standard version of the software, they may request that we modify the standard version to meet their specific requirements. These revenues are recognized once the modifications have been completed, installed on the customer's site, tested by the customer and accepted by the customer.

      6. We note that you have disclosed a policy of giving refunds to "unhappy customers," Please provide us with the following:

            o Describe this policy to us in more detail and describe the circumstances under which you offer such refunds;

            o Provide us with the amount of refunds that have been granted during the periods presented and your subsequent interim periods;

            o Explain to us how you have been able to conclude that your fees are fixed or determinable in order to recognize revenue under your arrangements; and

            o Clarify for us why you believe it is appropriate to record refunds as a reduction of revenue as they occur if the refund is granted within one year of sale or as bad debt expense if the refunds are granted beyond one year from the sale.

            Refer to the authoritative literature that supports your accounting and indicate how your accounting complies with that literature.

            Answer: Refunds are given to unhappy customers. Refunds are netted against sales if they occur in the year of the sale and are recorded as bad debts if they occur in the following year. Vision Global offers an independent warranty for a 1-year period for an agreed-upon up-front payment. It collects the amount up front and amortizes the revenue over the term of the coverage, with the unearned portion shown as deferred revenue.

            To date, no refunds have been requested or issued to any of our customers. We have, to a limited, de minimus degree, issued credit notes when our employees charged for services which were covered by our warranty.

      7. You disclose that VSOE of fair value is based on the price management establishes prior to introduction into the marketplace. Please clarify for us whether you have sold separately any of the products or services for which VSOB has been established in this manner, Provide us with an analysis that indicates the date you began to recognize revenue under each arrangement using this method for establishing VSOE and the date that each affected element was subsequently sold separately.

            Answer: Revenue Recognition

            We generally sell our software products and services together in a multiple-element arrangement under both perpetual and term license arrangements. When we enter into a multiple-element perpetual arrangement, we use the residual method to allocate the total fee among the various

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            elements of the arrangement. Under the residual method, revenue is recognized when vendor-specific objective evidence, or VSOE, of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes maintenance and services. We allocate revenue to each undelivered element based on its fair value, with the fair value determined by the price charged when that element is sold separately.

            We generally estimate the fair value of the maintenance portion of an arrangement based on the maintenance renewal price for that arrangement. In multiple-element arrangements where we sell maintenance for less than fair value, we defer the contractual price of the maintenance plus the difference between such contractual price and the fair value of maintenance over the expected life of the product. We make a corresponding reduction in license revenue. The fair value of the professional services portion of the arrangement is based on the rates that we charge for these services when sold independently from a software license. If, in our judgment, evidence of fair value cannot be established for the undelivered elements in a multiple-element arrangement, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered.


Consent of Independent Auditors

      8. We note that the consent provided by Jewett, Schwarz & Associates appears to refer to an audit performed by Malone & Bailey, PLLC and does not appear to be dated. Please explain to us why you believe this consent complies with Item 601 of Regulation S-B.

            Answer: The reference to March 31, 2004 was inadvertent and is intended only for March 31, 2005. The consent of the former auditors to their report for 2004 was filed with the Form 10-KSB/A on September 15, 2004.

Section 302 Certification

      9. We note that paragraph 4(d) refers to the quarter ended November 30, 2004 and that your officers have provided certifications related to your internal control over financial reporting. Please explain to us why you believe that these certifications comply with Exhibit 31 provided in Item 601 of Regulation S-B and the transition guidance in Section III.E of SEC Release 33-8238.

            The disclosure complies with the disclosure in 4(d) in that it is certified that the Company has disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting, except that the reference was intended to be to March 31, 2005, the end of the issuer's fourth fiscal quarter.

On behalf of the Company, we hereby affirm the following:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jean-Paul Ouellette

Jean-Paul Ouellette.